January 18, 2019

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Gator Series Trust Response to Staff’s Comment to Preliminary Proxy Statement  Filed January 10, 2019 (File Nos.: 333-186059 and 811-22794)

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, Gator Series Trust (the “Trust”).  Mr. Christian Sandoe of the staff (the “Staff”) of the Securities and Exchange Commission provided comments on January 16, 2019 regarding the Preliminary Proxy Statement (the “Preliminary Proxy”) filed electronically pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, on behalf of the Gator Focus Fund, the sole series of the Trust (the “Fund”). The following is the Staff’s comment and the Trust’s response:

1.

The Preliminary Proxy seeks shareholder approval of a proposed change in the Fund’s fundamental investment limitations that would allow the Fund to concentrate its investments in the financial services industry or group of industries and the real estate industry or group of industries.  Please disclose the risks associated with concentrating the Fund’s investments in any particular industry and the specific risks of concentrating the Fund’s investments in each of the financial services and real estate industries.

RESPONSE:  We have added a Q&A on pages 8-9 of the Preliminary Proxy that reads as follows:

“Q.  If the Concentration Policy Amendment is approved will the Fund be subject to any additional risks?

A. If the Concentration Policy Amendment is approved, the Fund will be subject to the following additional risks:

•

Concentration Risk.  As a general matter, funds with investments concentrated in one or more industries or groups of industries are subject to greater risk than funds with more diversified investments. The Fund will be less diversified than a fund investing in a broader range of securities because it will be concentrated in the financial and real estate industries or groups of industries.  As a result, weaknesses or declines in the prospects, outlook or market sentiment regarding either or both of these industries or groups of industries may adversely affect the prices of these securities, thereby adversely affecting the net asset value (“NAV”) of the Fund.  In addition, to the extent that either of these industries or groups of industries experience adverse economic, market or regulatory changes, these changes may adversely impact the Fund.

•

Financial Company Risk.  The Fund will be more susceptible to factors adversely affecting issuers that are financial companies than would a fund investing in a more diversified portfolio of securities. In general, financial companies may be more regulated than non-financial companies and, as a result, their businesses and prices of their securities are particularly sensitive to changes in legislation or government regulations.  In addition, entities that are financial companies are particularly vulnerable to certain factors affecting financial companies as a whole, such as the availability and cost of capital funds, changes in interest rates and the rate of corporate and consumer debt defaults.  Economic downturns, credit losses and price and service competition may also negatively affect issuers that are financial companies.  In addition, financial companies are susceptible to evolving technological changes.  These changes may occur rapidly or more slowly, but stock prices for companies that are unable to adapt to as quickly, efficiently or effectively as others are likely to be adversely affected.

•

Real Estate and REIT Risk.  The Fund will not invest directly in real estate, but may invest directly or indirectly in securities issued by companies that invest in real estate or interests therein (including, without limitation, investments in mortgage-backed securities), real estate investment trusts (“REITs”) or other companies in the real estate business such as real estate brokers, real estate developers, real estate lenders and companies with substantial real estate holdings, which may include, without limitation, paper, lumber, hospitality, entertainment and other companies whose real estate holdings are important to their businesses.  Risks associated with these types of investments include risks related to changes in interest rates; local or state real estate legislation, property tax changes and real estate regulation; declines in the demand for, or value of, residential or commercial real estate; adverse general and local economic conditions; lack of availability of capital; overbuilding in a given market or environmental issues; or factors that raise operating expenses for managing, developing or maintaining real estate or real estate businesses.  Companies that have substantial real estate holdings but whose focuses are on other types of businesses are subject to risks related to those businesses, in addition to risks associated with real estate generally.  REITs are subject to all of the foregoing risks and, in addition, are subject to risks related to the types and locations of the properties the REITs own, how well the REITs manage their properties, competition faced by the REITs’ properties, market conditions and other factors. A REIT's performance also depends on the company's ability to finance property purchases and renovations and manage its cash flows. To the extent that REITs are invested in a limited number of projects or in a particular market segment, they may also be more susceptible to adverse developments affecting a single project or market segment than more broadly diversified investments.”

In addition, the following additional language has been added on page 13 of the Preliminary Proxy immediately following the table comparing the existing concentration policy and the Concentration Policy Amendment:

“If the Concentration Policy Amendment is approved, the Fund will be subject to the following additional risks:

•

Concentration Risk.  As a general matter, funds with investments concentrated in one or more industries or groups of industries are subject to greater risk than funds with more diversified investments. The Fund will be less diversified than a fund investing in a broader range of securities because it will be concentrated in the financial and real estate industries or groups of industries.  As a result, weaknesses or declines in the prospects, outlook or market sentiment regarding either or both of these industries or groups of industries may adversely affect the prices of these securities, thereby adversely affecting the net asset value (“NAV”) of the Fund.  In addition, to the extent that either of these industries or groups of industries experience adverse economic, market or regulatory changes, these changes may adversely impact the Fund.

•

Financial Company Risk.  The Fund will be more susceptible to factors adversely affecting issuers that are financial companies than would a fund investing in a more diversified portfolio of securities. In general, financial companies may be more regulated than non-financial companies and, as a result, their businesses and prices of their securities are particularly sensitive to changes in legislation or government regulations.  In addition, entities that are financial companies are particularly vulnerable to certain factors affecting financial companies as a whole, such as the availability and cost of capital funds, changes in interest rates and the rate of corporate and consumer debt defaults.  Economic downturns, credit losses and price and service competition may also negatively affect issuers that are financial companies.  In addition, financial companies are susceptible to evolving technological changes.  These changes may occur rapidly or more slowly, but stock prices for companies that are unable to adapt to as quickly, efficiently or effectively as others are likely to be adversely affected.

•

Real Estate and REIT Risk.  The Fund will not invest directly in real estate, but may invest directly or indirectly in securities issued by companies that invest in real estate or interests therein (including, without limitation, investments in mortgage-backed securities), real estate investment trusts (“REITs”) or other companies in the real estate business such as real estate brokers, real estate developers, real estate lenders and companies with substantial real estate holdings, which may include, without limitation, paper, lumber, hospitality, entertainment and other companies whose real estate holdings are important to their businesses.  Risks associated with these types of investments include risks related to changes in interest rates; local or state real estate legislation, property tax changes and real estate regulation; declines in the demand for, or value of, residential or commercial real estate; adverse general and local economic conditions; lack of availability of capital; overbuilding in a given market or environmental issues; or factors that raise operating expenses for managing, developing or maintaining real estate or real estate businesses.  Companies that have substantial real estate holdings but whose focuses are on other types of businesses are subject to risks related to those businesses, in addition to risks associated with real estate generally.  REITs are subject to all of the foregoing risks and, in addition, are subject to risks related to the types and locations of the properties the REITs own, how well the REITs manage their properties, competition faced by the REITs’ properties, market conditions and other factors. A REIT's performance also depends on the company's ability to finance property purchases and renovations and manage its cash flows. To the extent that REITs are invested in a limited number of projects or in a particular market segment, they may also be more susceptible to adverse developments affecting a single project or market segment than more broadly diversified investments.”

Thank you for your comments.  Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

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